FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

20 May 2021

HSBC HOLDINGS PLC

Important information relating to the 2021 Annual General Meeting ("AGM")

HSBC Holdings plc ("HSBC" or the "Company") announced in its Notice of AGM ("Notice of AGM") dated 24 March 2021 that the AGM was to be held at 8 Canada Square, London E14 5HQ at 11.00am London time (6.00pm Hong Kong time) on Friday, 28 May 2021.

At the time of publication of the Notice of AGM, Covid-19 restrictions in the UK prevented any shareholders attending the AGM in person. As a result, the board of directors (the "Board") made the decision to hold the AGM at HSBC's offices at 8 Canada Square, London E14 5HQ with no shareholders attending in person. The Board also decided that, in order to enable participation at the AGM, facilities would be made available to allow shareholders to participate electronically.

The Notice of AGM stated that HSBC would seek to change the venue to permit shareholders to attend in person if restrictions eased in sufficient time. Given the UK Government's announcement that indoor events may be held with restricted numbers from 17 May 2021, the Board has decided to change the venue of the AGM to facilitate a limited number of shareholders attending the AGM in person if they wish to do so.

However, for the reason set out below, the Board strongly encourages shareholders not to attend the AGM in person and instead to participate electronically.

The AGM will now be held at Queen Elizabeth Hall, Southbank Centre, Belvedere Road, London, SE1 8XX at 11.00am London time (6.00pm Hong Kong time) on the same day, Friday, 28 May 2021. A map with directions to Queen Elizabeth Hall is available at www.hsbc.com/agm.

All other arrangements in relation to the AGM including electronic participation and submission of proxies remain the same. Details of how to participate in the AGM electronically are set out on pages 29 and 30 and in Appendix 7 of the Circular for the Notice of AGM. This is available at www.hsbc.com/agm.

The health and wellbeing of our shareholders, our employees and the communities in which we operate remains the Board's primary concern. It is essential to remain vigilant notwithstanding the ongoing UK vaccination programme, particularly given the spread of new variants in the UK and other parts of the world. For this reason, the Board strongly encourages shareholders not to attend the AGM in person and instead to participate electronically.

Shareholders wishing to attend the AGM in person are asked to pre-register their attendance in advance by emailing shareholderquestions@hsbc.com with their name, contact details and Shareholder Reference Number or Corporate Representative letter.

We are taking steps, in coordination with Queen Elizabeth Hall, to make the venue Covid-secure. HSBC and Queen Elizabeth Hall reserve the right to refuse entry to, or remove individuals from, the meeting if they fail to comply with the measures which will be in place. In addition to pre-registering their attendance, shareholders planning to attend in person should be aware of the following arrangements:

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Given the need to observe social distancing, there will be restrictions on capacity at the venue. Consequently, only a limited number of shareholders will be permitted inside Queen Elizabeth Hall. The Board requests all shareholders to consider carefully whether they need to attend in person and strongly encourages everyone to participate electronically using the facilities provided.

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Given recent developments with the spread of new variants in the UK, there will be a mandatory requirement to take a Covid-19 rapid lateral flow test at the venue. Further details on testing can be found on our website www.hsbc.com/agm. Shareholders are advised to arrive at the venue a minimum of one hour before the meeting in order to complete the testing and registration formalities.

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Shareholders will be required to make certain confirmations as a condition of entry to the AGM including that they (or members of their household, support bubble or childcare bubble) have not recently displayed symptoms of Covid-19 and/or have not been told to self-isolate by NHS Test and Trace, the NHS Covid-19 App or otherwise.

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Any person who does not agree to take a Covid-19 rapid lateral flow test at the venue, whose test result at the venue is positive or who fails to provide the necessary confirmations, will be refused entry to the AGM.

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Shareholders will be required to check-in at the venue using the NHS Covid-19 App or provide their contact details to a member of staff for contact tracing purposes.

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There may be delays as shareholders proceed through the testing formalities and security checks to be carried out prior to entry to the venue. Shareholders are asked not to bring bulky items as there will be limited cloakroom facilities available.

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Social distancing measures will be in effect at the venue. All attendees will be required to wear a face covering whilst inside the venue except if exempt due to a health condition or when, and only for so long as, an attendee is addressing the meeting.

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No guests will be permitted other than carers accompanying a shareholder, although it is strongly recommended that anyone with any health concerns does not attend in person and instead participates electronically.

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No refreshments will be offered and there will be no mingling before or after the AGM.

The arrangements set out above apply to all persons wishing to attend the AGM in person including proxies and corporate representatives of shareholders.

The Board will continue to monitor the situation as the AGM approaches and may, if necessary, make further changes to the arrangements in effect at the venue, including changes to how the meeting may be conducted or which would prevent shareholders attending in person. Any further changes will be made with health and safety as a priority.

Shareholders should continue to monitor the Company's website at www.hsbc.com/agm as well as our stock exchange announcements for any important updates in relation to the AGM. Shareholders who have pre-registered their attendance by emailing shareholderquestions@hsbc.com will be kept informed of any changes directly.

Appointing a proxy

Shareholders are strongly encouraged to appoint the Chairman of the AGM as their proxy even if they intend to attend the AGM in person or electronically. This is to ensure that your vote is counted even if you are unable to attend in person or electronically on the day of the AGM.

The completion and submission of a form of proxy will not prevent you from attending and voting in person or electronically at the AGM. Information on how to appoint a proxy is set out on pages 25 to 27 of the Notice of AGM.

For and on behalf of
HSBC Holdings plc
Aileen Taylor
Group Company Secretary and Chief Governance Officer

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Mark Tucker*, Noel Quinn, Laura Cha†, Henri de Castries†, James Anthony Forese†, Steven Guggenheimer†, Irene Lee†, José Antonio Meade Kuribreña†, Heidi Miller†, Eileen K Murray†, David Nish†, Ewen Stevenson, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
† Independent non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 20 May 2021